Exhibit 99.1

Brian Canfield Darren Entwistle Robson Street Vancouver, BC V6B 3K9 telus.com

April 25, 2012

Dear Fellow TELUS Shareholder,

We will be making an important decision at TELUS’ upcoming annual and special meeting of shareholders on May 9, 2012. We are writing to ask you to vote in favour of the proposal to eliminate the dual class share structure at TELUS, which the Board has determined is in the long-term best interests of holders of both Common Shares and Non-Voting Shares.

The benefits of the proposal to convert Non-Voting Shares one for one to Common Shares include:

•                  Enhancing the liquidity and marketability of TELUS’ shares. Today, TELUS has approximately 175 million Common Shares and 150 million Non-Voting Shares. Approving the proposal would result in one much larger Common Share class with more than 325 million shares outstanding. This would enable our shareholders to more effectively purchase and sell our Common Shares. In addition, for the first time the Common Shares would be listed on the New York Stock Exchange (NYSE).

•                  Enhancing TELUS’ leadership in respect of good corporate governance practices by granting the right to vote to shareholders holding approximately 46% of the shares that already have the same economic interest as the holders of Common Shares, such as the same dividend. A “one share — one vote” principle is strongly endorsed by the Canadian Coalition for Good Governance.

•                  Simplifying TELUS’ capital structure with the establishment of a single class of shares.

The prices of both the Common Shares and Non-Voting Shares increased strongly upon the announcement of the proposal on February 21, 2012 and have increased further since then. The market value of the Common Shares and the Non-Voting Shares have increased by approximately $610 million or 6.3% and $615 million or 7.6%, respectively, as of April 20, 2012, as compared to a 3.8% decline in the TSX and a 3.1% decline in the MSCI telecom index. This provides empirical, market-based evidence that the proposal is in the best interests of both classes of shares.

TELUS’ strong share price performance since the announcement builds upon a superior TELUS share price performance of a 74% increase since the beginning of 2010 compared to only a 3% increase for the TSX and a decline of 2% for the MSCI telecom index.

On February 21, 2012, TELUS also announced a three cent or 5.2 % increase in its dividend. This represented a 10.9% increase from the year ago level and was the tenth dividend increase since 2004. This is consistent with our public and well-established dividend growth model and commitment to continue with two dividend increases per year to 2013 in the range of approximately 10% annually.

Leading Proxy Advisory Firms Support the Proposal

Institutional Shareholder Services Inc. (ISS) and Glass, Lewis & Co., LLC (Glass Lewis), the two leading independent proxy advisory services firms, have each recommended in their initial reports that holders of Common Shares and Non-Voting Shares vote in favour of the proposal.

Your Vote is Extremely Important. Please Vote Your Yellow Proxy or Voting Instruction Form Today.

If You Have Any Questions or Need Any Assistance, Please Call Laurel Hill Advisory Group Toll Free in North America at 1-877-304-0211 or by Email at Assistance@laurelhill.com

ISS concluded a vote in favour of the proposal is warranted, “as the proposed transaction would align voting rights with economic interest, offers shareholders meaningful economic opportunity through increased trading liquidity and a dual-listing [of the Common Shares] on the NYSE, and has been ratified by a strong market response — and as the company’s Articles effectively preclude any exchange ratio other than the proposed one-for-one exchange.”

Glass Lewis also recommended that shareholders vote in favour of the proposal, noting, “the potential long term financial benefits of a simplified share class structure, which will replace a share structure that was established to address foreign ownership restrictions that are no longer a major concern for the Company, outweigh any short term dilutive effects or costs resulting from the Conversion.”

New York Hedge Fund’s Interests Are Contrary to the Interests of Legitimate TELUS Shareholders

The proposal is opposed by Mason Capital Management (Mason), an opportunistic, event-driven hedge fund that recently amassed a large voting position in TELUS following the announcement of the proposal with a view to profiting from a short-term trading strategy. Mason has employed an “empty voting” strategy that involves taking long and short positions in TELUS’ shares in order to vote shares in which it does not have a net economic interest, and Mason is expected to exit its position opportunistically in the near future.

As of April 20, 2012, Mason disclosed ownership or control over (i) 33.18 million Common Shares, representing approximately 19% of the outstanding Common Shares, and (ii) 607,300 Non-Voting Shares, representing approximately 0.4% of the outstanding Non-Voting Shares. In addition, as of the same date, Mason had borrowed and sold short 11.95 million Common Shares and 21.42 million Non-Voting Shares. As a result of its trading strategy, Mason’s reported ownership position grossly overstates its actual economic interest in TELUS, such that its economic interest in TELUS is only 416,400 shares, representing less than 0.25% of TELUS’ total shares outstanding.

As referenced by ISS, “if announcement of the transaction itself increased the company’s market value higher, voting down the transaction should logically result in the loss of some or all of that incremental market value.” Despite this, Mason is seeking to defeat the proposal because it believes that the trading price of the Non-Voting Shares will decrease more than the trading price of the Common Shares and therefore Mason will profit. Why? Because the gain on its Non-Voting Share short position would exceed any loss on its offsetting Common Share position. This is in stark contrast to other holders of Common Shares and Non-Voting Shares whose interest is in seeing the shares appreciate in value.

Mason’s Allegations are Unfounded

One for One Conversion Ratio

The Special Committee of independent directors that was established to consider the proposal carefully considered the interests of the holders of each class of shares and received advice from Scotia Capital Inc. (Scotia Capital), an independent financial advisor, with respect to the most appropriate conversion ratio and the fairness of the proposal to holders of each class of shares. The Special Committee carefully considered a range of different possible conversion ratios and the reasons for and against them and concluded that a one for one conversion ratio was the most appropriate ratio for a number of reasons, including:

•                  The Common Shares and Non-Voting Shares have equivalent economic rights, including the right to any dividends, or distributions or a share of proceeds on any winding up of TELUS.

•                  TELUS’ articles provide for a one for one conversion ratio (i) upon the elimination of foreign ownership restrictions and (ii) in connection with a take-over bid that is not extended to holders of Non-Voting Shares on the same basis as holders of Common Shares.

•                  A one for one conversion ratio was proposed publicly in connection with TELUS’ planned conversion into an income trust in 2006 and recommended by the financial advisor retained for that transaction. This proposal did not proceed despite widespread shareholder support due to the federal government’s announcement of a change in tax policy. Given the articles and TELUS’ history, it should be expected that a conversion would eventually occur on a one for one basis.

Your Vote is Extremely Important. Please Vote Your Yellow Proxy or Voting Instruction Form Today.

If You Have Any Questions or Need Any Assistance, Please Call Laurel Hill Advisory Group Toll Free in North America at 1-877-304-0211 or by Email at Assistance@laurelhill.com

•                  A majority of recent dual class share collapse transactions have been done on a one for one basis.

•                  In some prior transactions non-voting shareholders have been prepared to pay a premium to a controlling shareholder for agreeing to a mergers and acquisition transaction or to put control into the market and thereby increase the share price. These precedents are not comparable as TELUS has no controlling shareholder and the Non-Voting Shares benefit from coat-tail protection in connection with a take-over bid, which ensures equal economic participation if a takeover premium is offered to the Common Shares.

•                  Contrary to Mason’s assertions, the fact that some companies have allowed a controlling shareholder to demand a premium, does not make it right or fair, nor is it consistent with the view of the Board or the TELUS articles, nor is it applicable to a situation like TELUS where the common shares are widely held and liquid.

•                  An independent financial advisor, Scotia Capital, provided a fairness opinion that the one for one conversion ratio is fair from a financial point of view to holders of each class of shares.

Liquidity & Foreign Ownership

The proposal will not reduce trading liquidity by reducing the permitted level of foreign ownership. Since 2004, the level of non-Canadian ownership of Common Shares and Non-Voting Shares has generally been well under the 33.3% limit. The recent increase in foreign ownership of the Common Shares above historical levels is an exceptional development that is the direct result of Mason’s predatory actions, as they acquired 19% of the Common Shares despite having only a minor net economic investment. Based on current ownership estimates, we expect the percentage of foreign ownership of our Common Shares to be significantly below the 33.3% limit after completion of the conversion and combination of the two classes. Furthermore, after Mason closes out its position, foreign ownership can be expected to return to normal levels consistent with year-end holdings of approximately 18%.

In fact, the elimination of the dual class share structure is expected to improve liquidity since trading volume will be concentrated in a much larger single class of shares. Another consideration is that there will be an 85% increase in the amount of Common Shares available to be purchased by non-Canadians and the Common Shares will be listed on the NYSE for the first time. TELUS’ one-class structure will also be comparable to other Canadian telecommunications companies with highly liquid stock such as BCE and MTS Allstream, which have a single class of common shares.

Board Process

Scotia Capital was retained as an independent financial advisor to consider whether the proposal is fair, from a financial point of view, to the holders of each class of shares and provided a fairness opinion concluding that it is. It is disingenuous of Mason to suggest that Scotia Capital somehow had a conflict of interest or was incapable of being objective about what is fair to holders of Common Shares because it also concluded the transaction is fair to holders of Non-Voting Shares. Canadian dual-class share collapse transactions have never involved a separate fairness opinion from a different bank for each class of shares. It is equally disingenuous to suggest that because management and directors own TELUS Non-Voting Shares they are incapable of making decisions about what is fair to holders of Common Shares. In fact, in the case of Darren Entwistle, TELUS’ President and CEO, Common Shares make up 59% of his total TELUS share ownership and he has received his after tax base salary in the form of Common Shares since the beginning of 2010. Scotia Capital, the Special Committee and the Board were well aware that a central issue was the fairness of the transaction to holders of Common Shares and carefully considered this matter. Moreover, TELUS employees represent the 2nd largest holder of Common Shares, collectively holding approximately 8.24 million shares, which is about 20 times the net shareholdings of Mason (i.e. net of its short position).

When it comes to claims about conflicts of interest, it bears repeating that Mason has little net economic interest in the Common Shares and stands to profit handsomely through its shorting strategies if it defeats the proposal and devalues the Non-Voting Shares. Mason’s allegations must be assessed in light of its real objectives.

Your Vote is Extremely Important. Please Vote Your Yellow Proxy or Voting Instruction Form Today.

If You Have Any Questions or Need Any Assistance, Please Call Laurel Hill Advisory Group Toll Free in North America at 1-877-304-0211 or by Email at Assistance@laurelhill.com

How to vote

The proposed elimination of TELUS’ dual class share structure is in the long-term best interests of holders of Common Shares and Non-Voting Shares. We urge you not to let the short-term trading strategies of an opportunistic hedge fund such as Mason frustrate a proposal that is in the best interests of TELUS and shareholders who have a real economic interest in TELUS. The defeat of the proposal would reward “empty voting” - voting without an economic interest - and make a mockery of the well-established principle of voting in proportion to one’s economic interest.

As the proposal requires the support of two-thirds of the votes cast by the holders of Common Shares and two-thirds of the votes cast by the holders of Non-Voting Shares, each voting separately as a class, your vote is extremely important. Please vote in favour of the proposal by submitting your yellow proxy or voting instruction form before the deadline of 5:00 p.m. EDT on Monday, May 7, 2012.

PLEASE VOTE YOUR YELLOW PROXY OR VOTING INSTRUCTION FORM IN FAVOUR OF THE PROPOSAL

You have the option to vote your yellow proxy or voting instruction form by internet, telephone, fax, mail or delivery. If you have already voted by one of these methods on the WHITE form of proxy or voting instruction form provided with the 2012 information circular, you do not need to do anything further and your vote is still effective. Please disregard any blue proxies you receive and vote using only the yellow or white proxy. If you have submitted a blue form of proxy or voting instruction form which was solicited by Mason, you may still change your vote and vote in favour of the proposal by submitting your yellow proxy or voting instruction form.

If you have not voted yet or wish to change your vote to vote in favour of the proposal, you can use one of the methods below. As there is limited time left to vote, we encourage you to use either the internet or fax option or call our proxy solicitation agent Laurel Hill at the toll free number 1-877-304-0211 to make sure your vote is received before the proxy deadline.

Voting method	For registered shareholders and TELUS Employee Share Plan holders	If your shares are held with your investment dealer or financial institution

Internet voting	Go to investorvote.com	Go to proxyvote.com

Telephone voting	Call the toll-free number shown on the yellow proxy or voting instruction form	Call the toll-free number shown on the yellow voting instruction form

Fax voting	Fax your completed yellow proxy or voting instruction form to the number shown on the form	Fax your completed yellow voting instruction form to the number shown on the form

Voting by mail or delivery	Complete the yellow proxy or voting instruction form and return in the envelope provided	Complete the yellow voting instruction form and return in the envelope provided

More information about the proposal is set out in TELUS’ 2012 information circular, which is available at www.sedar.com and at www.telus.com/agm.

Thank you for your consideration of this important proposal and please ensure you vote.

Yours sincerely,

Brian Canfield	Darren Entwistle
Chair, TELUS Board of Directors	President and CEO, TELUS

This letter contains statements about expected future events of TELUS that are forward-looking and subject to certain risks and uncertainties, including those described in the “Forward Looking Statements” section of TELUS’ 2012 information circular. Permission was not requested to quote from the ISS Report and the Glass Lewis Report.

Your Vote is Extremely Important. Please Vote Your Yellow Proxy or Voting Instruction Form Today.

If You Have Any Questions or Need Any Assistance, Please Call Laurel Hill Advisory Group Toll Free in North America at 1-877-304-0211 or by Email at Assistance@laurelhill.com